CONSENT OF

Norman Pitcher, P. Geo
Chief Operating Officer
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2007 for the year ended December 31, 2006, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Tanjianshan Mine as at December 31, 2006 and the Kisladag Mine as at December 31, 2006; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Tanjianshan Mine and to the Kisladag Mine and to the use of my name in this annual report as a named expert.

Dated as of the 28th day of March 2007

Norman Pitcher, P. Geo
Chief Operating Officer
Eldorado Gold Corporation